SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)
 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No.    )(1)

AMERICAN CHAMPION ENTERTAINMENT, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.0001 PER SHARE

(Title of Class of Securities)

025119 20 7

(CUSIP Number)

Licheng Wang
Holley Holding (U.S.A.), Ltd.
131 South Maple Avenue, Suite 6
South San Francisco, California 94080
(650) 837-9888

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 3, 2001

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 4 Pages)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 025119 20 7	13D	Page 2 of 4 Pages
1	NAME OF REPORTING PERSONS Holley Holding (U.S.A.) Ltd. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS I.R.S.I.D.# 77-0559022
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States corporation

NUMBER OF SHARES	7	SOLE VOTING POWER Holley Holding (U.S.A.) Ltd. owns 12,610,837 shares of common stock.
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING	9	SOLE DISPOSITIVE POWER Holley Holding (U.S.A.) Ltd. owns 12,610,837 shares of common stock.
PERSON WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Holley Holding (U.S.A.) Ltd. owns 12,610,837 shares of common stock.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Holley Holding (U.S.A.) Ltd. 51.7%
14	TYPE OF REPORTING PERSON* CO

Page 3 of 4 Pages

Item 1. Security and Issuer.

This statement relates to shares of the common stock, par value $.0001 per share, of American Champion Entertainment, Inc., a Delaware Corporation (the "Company"). The Company has its principal executive office at 22320 Foothill Boulevard, Suite 260, Hayward, California 94541.

Item 2. Identity and Background.

This statement is being filed by Holley Holding (U.S.A.) Ltd., a California Corporation with its business address at 131 South Maple Avenue, Suite 6, South San Francisco, California 94080.

During the past five years, Holley Holding (U.S.A.) Ltd. has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Holley Holding (U.S.A.) Ltd. purchased from independent parties $2,000,000 of Convertible Debt previously issued by American Champion Entertainment, Inc., and immediately converted all of such debt into common shares into the Company according to the terms of the Convertible Debt. Holley Holding (U.S.A.) Ltd. paid the holders of the Convertible Debt an aggregate of $1,900,000 from its working capital.

Item 4. Purpose of Transaction.

On December 27, 2000, American Champion entered into an agreement with its existing Convertible Debt holders and Holley Holding (U.S.A.) Ltd for Holley Holding (U.S.A.) Ltd. to purchase all of such outstanding Convertible Debt. Concurrently with the purchase, the Convertible Debt was converted in its entirety into 12,610,837 shares of American Champion common stock.

Holley Holding (U.S.A.) Ltd. also signed an agreement with American Champion on December 27, 2000, to purchase $1 million of common stock at priced $.16 per share, or 6,250,000 shares of common stock. This transaction will become effective upon receiving approval from the shareholders of American Champion. As part of such transaction, Holley Holding (U.S.A.) Ltd. is entitled to appoint up to three members to the Board of Directors of American Champion.

Item 5. Interest in Securities of the Issuer.

Under the rules and regulations of the Securities and Exchange Commission, Holley Holding (U.S.A.) Ltd. beneficially owned 12,610,837 shares of common stock, representing 51.7% of the outstanding shares of American Champion common stock as of January 3, 2001. The percentage of outstanding shares of common stock is computed based on 24,381,662 shares of common stock outstanding as of January 3, 2001.

During the period beginning 60 days prior to January 3, 2001 and through the date of filing of this statement, Holley Holding (U.S.A.) Ltd. has entered into an agreement with the Company for the purchase of another 6,250,000 share of common stock, which becomes effective upon receiving approval from stockholders. See Item 4 above.

Page 4 of 4 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 4 above.

Item 7. Material to be Filed as Exhibits.

1. Agreement between American Champion Entertainment, Inc., Holley Holding (U.S.A.) Ltd., and certain holders of Convertible Debentures, dated as of December 27, 2000.

2. Agreement between American Champion Entertainment, Inc. and Holley Holding (U.S.A.) Ltd., dated as of December 27, 2000.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

January 18, 2001 HOLLEY HOLDING (U.S.A.) LTD

_/s/ Licheng Wang_______

Licheng Wang

Chairman of the Board of Directors